UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Morgans Hotel Group Co.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

OTK Associates, LLC

200 E. Long Lake Road, Suite 300

Bloomfield Hills, Michigan 48304

(248) 258-6800

Copy to:

Jeffrey R. Katz

Ropes & Gray LLP

800 Boylston Street

Prudential Center

Boston, MA 02199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108	13D

1	NAME OF REPORTING PERSON: OTK Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,500,000(1)
	9	SOLE DISPOSITIVE POWER 4,500,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14	TYPE OF REPORTING PERSON OO

(1)	This Schedule is filed by OTK Associates, LLC and its managers, Robert S. Taubman and Michael E. Olshan (the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A. The shares reported as beneficially owned by each Reporting Person are the same shares, which are owned by OTK Associates, LLC. The managers of OTK have sole investment control and remaining voting control over the reported shares, subject to the irrevocable proxy granted and disposition restrictions set forth in the Voting Agreement described under Item 4 of this Schedule 13D.

CUSIP No. 61748W108	13D

1	NAME OF REPORTING PERSON: Robert S. Taubman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,500,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,500,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14	TYPE OF REPORTING PERSON IN

(1)	This Schedule is filed by OTK Associates, LLC and its managers, Robert S. Taubman and Michael E. Olshan (the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A. The shares reported as beneficially owned by each Reporting Person are the same shares, which are owned by OTK Associates, LLC. The managers of OTK have sole investment control and remaining voting control over the reported shares, subject to the irrevocable proxy granted and disposition restrictions set forth in the Voting Agreement described under Item 4 of this Schedule 13D.

CUSIP No. 61748W108	13D

1	NAME OF REPORTING PERSON: Michael E. Olshan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,500,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,500,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14	TYPE OF REPORTING PERSON IN

This Schedule is filed by OTK Associates, LLC and its managers, Robert S. Taubman and Michael E. Olshan (the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A. The shares reported as beneficially owned by each Reporting Person are the same shares, which are owned by OTK Associates, LLC. The managers of OTK have sole investment control and remaining voting control over the reported shares, subject to the irrevocable proxy granted and disposition restrictions set forth in the Voting Agreement described under Item 4 of this Schedule 13D.

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $0.01 per share (“Common Shares”), of Morgans Hotel Group Co., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 475 Tenth Avenue, New York, New York 10018.

Item 2. Identity and Background.

(a)-(c) This statement is being filed by OTK Associates, LLC, a Delaware limited liability company (“OTK”), and its managers, Robert S. Taubman and Michael E. Olshan. OTK was formed under the laws of the State of Delaware and is an investment entity. OTK’s business and principal office address is 200 E. Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304.

Robert S. Taubman’s present principal occupation or employment is Chairman of the Board, and President and Chief Executive Officer of Taubman Centers, Inc., a real estate investment trust, and The Taubman Company LLC, which provides property management, leasing, development and other administrative services to, among others, Taubman Centers, Inc. and its shopping centers. Robert S. Taubman’s, Taubman Centers, Inc.’s and The Taubman Company LLC’s business and principal office address is 200 E. Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304.

Michael E. Olshan’s present principal occupation or employment is Chairman and Managing Partner of O-CAP Management, L.P., a hedge fund. Michael E. Olshan’s and O-CAP Management, L.P.’s business and principal office address is 600 Madison Avenue, 14th Floor, New York, New York 10022.

(d)-(e) During the past five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) OTK is a limited liability company organized under the laws of Delaware. Robert S. Taubman and Michael E. Olshan are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

4,500,000 Common Shares were purchased by OTK from its working capital. OTK received funds through contributions of capital from its initial members.

Item 4. Purpose of Transaction.

On May 9, 2016, OTK and SBEEG Holdings, LLC (“Parent”) entered into a Voting Agreement (the “Voting Agreement”) relating to the proposed acquisition of the Issuer by Parent pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 9, 2016, by and among the Issuer, Parent, and Trousdale Acquisition Sub, Inc. (“Merger Sub”). The Merger Agreement provides that, subject to the terms and conditions thereof, including the adoption and approval of the Merger Agreement by the requisite vote of the Issuer’s stockholders, Merger Sub will be merged with and into the Issuer (the “Merger”) with the Issuer continuing as the surviving corporation in the Merger, and each outstanding Common Share will cease to be outstanding and will be converted into the right to receive $2.25 in cash.

Pursuant to the Voting Agreement, OTK has agreed to irrevocably appoint the Issuer as its proxy to vote all outstanding Common Shares held by OTK for the vote of the shareholders of the Issuer on matters relating to the Merger Agreement: (i) in favor of the adoption of the Merger Agreement and (ii) against any of the following actions (other than those that relate to the Merger or the Merger Agreement) (A) any merger, consolidation, combination, reorganization, recapitalization or liquidation of or by the Issuer, (B) any sale of substantially all of the assets of the Issuer, (C) any acquisition proposal with respect to the Issuer or any of its subsidiaries (other than with respect to the Merger), (D) any amendment of the Issuer’s charter or bylaws or other proposal or transaction that would reasonably be expected to prevent the Issuer’s performance of its obligations under the Merger Agreement or consummation of the Merger or other transactions. To the extent the shares beneficially owned by OTK are not voted by proxy, OTK agreed in the Voting Agreement to vote all of such shares in same manner as described above. OTK retains the right to vote the shares it beneficially owns in its sole discretion and without any other limitation on any matters other than those set forth above.

In addition, OTK has agreed, pursuant to the terms of the Voting Agreement, not to (1) sell or transfer any Common Shares it holds, other than a transfer to an affiliate of OTK that enters into a joiner to the Voting Agreement in connection with such transfer, (2) to solicit alternative proposals to the Merger, or (3) exercise any appraisal rights that it may have or could potentially have in connection with the Merger.

The Voting Agreement terminates upon the earliest of: (a) November 9, 2016, (b) the termination of the Merger Agreement, (c) the effective time of the Merger, (d) the amendment of the Merger Agreement to reduce or alter the form of merger consideration in a manner adverse to Novo, unless such amendment has been consented to by OTK or (e) the Issuer’s board of directors withdraws or modifies its approval or recommendation of the Merger and/or the Merger Agreement in accordance with the Merger Agreement and, in connection therewith, approves or recommends an alternative transaction.

The foregoing description of the Voting Agreement and the Merger Agreement in this Item 4 is only a summary, and is qualified in its entirety by reference to the complete texts of the Voting Agreement and the Merger Agreement, the forms of which are filed herewith as Exhibit 99.1 and Exhibit 99.2.

Item 5. Interest in Securities of the Issuer

(a), (b) The information required in these paragraphs with respect to each of the Reporting Person is set forth in Rows 7 through 13 of the cover pages to this Schedule 13D and Item 2(b) above and is incorporated herein by reference. The Reporting Persons hold an aggregate of 4,500,000 shares or 12.94% of the outstanding Common Shares.

(c) Except as described in this Schedule 13D, neither any Reporting Person nor, to any Reporting Person’s knowledge (i) any executive officer or director of such Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Reporting Person, each as listed in Schedule A; has effected any transactions in the Common Shares during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The responses to Items 3, 4, and 5 are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Voting Agreement, dated as of May 9, 2016, by and between OTK and Parent.

Exhibit 99.2	Agreement and Plan of Merger, dated as of May 9, 2016, by and among Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 10, 2016.

Exhibit 99.3	Agreement regarding filing of joint Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2016

OTK ASSOCIATES, LLC

By:	/s/ Robert S. Taubman
Name: Robert S. Taubman
Title: Manager

By:	/s/ Michael E. Olshan
Name: Michael E. Olshan
Title: Manager

/s/ Robert S. Taubman
Name: Robert S. Taubman

/s/ Michael E. Olshan
Name: Michael E. Olshan

INDEX TO EXHIBITS

Exhibit 99.1	Voting Agreement, dated as of May 9, 2016, by and between OTK and Parent.

Exhibit 99.2	Agreement and Plan of Merger, dated as of May 9, 2016, by and among Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 10, 2016.

Exhibit 99.3	Agreement regarding filing of joint Schedule 13D.